Exhibit 3.1

THE JEAN COUTU GROUP (PJC) INC.

Condensed consolidated statements of income

	13 weeks		26 weeks
For the periods ended September 2, 2017 and August 27, 2016	2017	2016	2017	2016
(unaudited, in millions of Canadian dollars, unless otherwise noted)	$	$	$	$
Sales	665.4	631.8	1,336.7	1,285.5
Other revenues (Note 3)	78.9	69.4	158.0	139.3

Operating expenses	744.3	701.2	1,494.7	1,424.8
Cost of sales (Note 4)	598.3	555.0	1,197.8	1,123.7
General and operating expenses (Note 4)	71.4	67.7	150.8	145.6

Operating income before depreciation and amortization	74.6	78.5	146.1	155.5
Depreciation and amortization	10.0	10.0	20.0	20.1

Operating income	64.6	68.5	126.1	135.4
Financing revenus	(1.0)	(0.5)	(1.8)	(1.0)

Profit before income taxes	65.6	69.0	127.9	136.4
Income taxes (Note 5)	17.8	17.5	34.6	35.9

Net profit	47.8	51.5	93.3	100.5

Basic and diluted profit per share, in dollars (Note 6)	0.26	0.28	0.51	0.54

Condensed consolidated statements of comprehensive income
	13 weeks		26 weeks
For the periods ended September 2, 2017 and August 27, 2016	2017	2016	2017	2016
(unaudited, in millions of Canadian dollars)	$	$	$	$
Net profit	47.8	51.5	93.3	100.5
Other comprehensive income
Items that will be reclassified subsequently to net profit:
Net change in cash flow hedge:
Loss for the period	—	(0.3)	—	(0.9)
Reclassification of gain to non-financial assets	—	0.2	—	0.1
Income taxes	—	—	—	0.2

	—	(0.1)	—	(0.6)

Total comprehensive income	47.8	51.4	93.3	99.9

The accompanying notes are an integral part of these condensed consolidated financial statements.

THE JEAN COUTU GROUP (PJC) INC.

Condensed consolidated statements of changes in equity

		Treasury	Contributed	Hedging	Retained
For the periods ended September 2, 2017 and August 27, 2016	Capital stock	stock	surplus	reserve	earnings	Total equity
(unaudited, in millions of Canadian dollars)	$	$	$	$	$	$
Balance at March 4, 2017	399.2	(1.7)	58.9	—	753.7	1,210.1
Net profit	—	—	—	—	93.3	93.3
Other comprehensive income	—	—	—	—	—	—

Total comprehensive income	—	—	—	—	93.3	93.3

Dividends	—	—	—	—	(47.8)	(47.8)
Share-based compensation cost	—	—	0.3	—	—	0.3
Options exerciced	2.2	—	(0.3)	—	—	1.9

Balance at September 2, 2017	401.4	(1.7)	58.9	—	799.2	1,257.8

Balance at February 27, 2016	405.2	(2.2)	58.7	0.6	658.0	1,120.3
Net profit	—	—	—	—	100.5	100.5
Other comprehensive income	—	—	—	(0.6)	—	(0.6)

Total comprehensive income	—	—	—	(0.6)	100.5	99.9

Dividends	—	—	—	—	(44.4)	(44.4)
Share-based compensation cost	—	—	0.4	—	—	0.4

Balance at August 27, 2016	405.2	(2.2)	59.1	—	714.1	1,176.2

The accompanying notes are an integral part of these condensed consolidated financial statements.

THE JEAN COUTU GROUP (PJC) INC.

Condensed consolidated statements of financial position

	As at	As at
	September 2,	March 4,
	2017	2017
(unaudited, in millions of Canadian dollars)	$	$
Current assets
Cash	230.3	178.9
Trade and other receivables	235.6	202.2
Inventories	254.6	302.7
Prepaid expenses	18.3	15.3
Income taxes receivables	—	3.8

	738.8	702.9
Non-current assets
Long-term receivables from franchisees	25.2	27.7
Investment in associates and joint ventures	29.7	29.7
Property and equipment	476.8	484.6
Investment property	21.8	22.1
Intangible assets	198.0	202.2
Goodwill	36.0	36.0
Deferred tax	0.1	0.1
Other long-term assets	18.7	18.8

Total assets	1,545.1	1,524.1

Current liabilities
Trade and other payables	252.9	285.2
Income taxes payables	4.4	—

	257.3	285.2
Non-current liabilities
Deferred tax	13.6	13.0
Other long-term liabilities	16.4	15.8

Total liabilities	287.3	314.0

Equity	1,257.8	1,210.1

Total liabilities and equity	1,545.1	1,524.1

The accompanying notes are an integral part of these condensed consolidated financial statements.

THE JEAN COUTU GROUP (PJC) INC.

Condensed consolidated statements of cash flows

	13 weeks		26 weeks
For the periods ended September 2, 2017 and August 27, 2016	2017	2016	2017	2016
(unaudited, in millions of Canadian dollars)	$	$	$	$
Operating activities	47.8		93.3
Net profit		51.5		100.5
Adjustments:
Depreciation and amortization	10.0	10.0	20.0	20.1
Interest income	(1.0)	(0.5)	(1.7)	(0.9)
Income taxes	17.8	17.5	34.6	35.9
Gain on disposal of property and equipment and investment property	—	(6.4)	—	(6.2)
Others	0.3	1.0	1.0	2.5

	74.9	73.1	147.2	151.9
Net change in non-cash asset and liability items (Note 8)	0.6	2.1	(16.7)	(21.0)
Interest received	0.7	0.5	1.4	0.9
Income taxes paid	(9.1)	(15.7)	(25.8)	(25.4)

Cash flow related to operating activities	67.1	60.0	106.1	106.4

Investing activities
Investments in associates and joint ventures	—	—	—	(0.8)
Purchase of property and equipment	(3.6)	(4.7)	(7.4)	(13.2)
Proceeds from disposal of property and equipment	—	14.0	0.1	14.0
Proceeds from disposal of investment property	—	0.2	—	0.3
Net change in long-term receivables from franchisees	3.3	0.4	1.7	(1.5)
Purchase of intangible assets	(1.9)	(1.3)	(3.2)	(10.8)

Cash flow related to investing activities	(2.2)	8.6	(8.8)	(12.0)

Financing activities	—		1.9
Issuance of capital stock		—		—
Redemption of capital stock	—	—	—	(0.8)
Dividends paid	(23.9)	(22.2)	(47.8)	(44.4)

Cash flow related to financing activities	(23.9)	(22.2)	(45.9)	(45.2)

Effect of foreign exchange rate changes on cash and cash equivalents	—	(0.1)	—	(0.9)

Net change in cash and cash equivalents	41.0	46.3	51.4	48.3
Cash and cash equivalents, beginning of period	189.3	102.3	178.9	100.3

Cash and cash equivalents, end of period	230.3	148.6	230.3	148.6

Cash and cash equivalents consist of:			230.3
Cash				143.1
Temporary investment			—	5.5

			230.3	148.6

The accompanying notes are an integral part of these condensed consolidated financial statements. See supplemental cash flow information in Note 8.

THE JEAN COUTU GROUP (PJC) INC.

Notes to the unaudited condensed consolidated financial statements

For the periods ended September 2, 2017 and August 27, 2016

(Unaudited, tabular amounts are in millions of Canadian dollars, unless otherwise noted)

1. General information

The Jean Coutu Group (PJC) Inc. (the “parent corporation”) is governed by the Business Corporations Act (Québec). The address of the parent corporation’s registered office is 245 Jean Coutu Street, Varennes, Québec (Canada). The parent corporation and its subsidiaries (“the Corporation”) operate 2 operating segments which are the franchising segment with a network of 419 franchised stores as at September 2, 2017 (March 4, 2017 - 418) under the banners of “PJC Jean Coutu”, “PJC Jean Coutu Santé” and “PJC Jean Coutu Santé Beauté”, and the generic drugs segment through Pro Doc Ltd (‘‘Pro Doc’’), a Quebec-based subsidiary, which manufactures generic drugs. These segments are detailed in Note 9.

Fiscal year end of the Corporation is the Saturday closest to February 29 or March 1 and usually comprises 52 weeks in duration but includes a 53rd week every 5 to 6 years. Fiscal year ending March 3, 2018 will include 52 weeks whereas fiscal year ended March 4, 2017 included 53 weeks.

2. Basis of preparation

a) Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed consolidated interim financial statements should be read in conjunction with the Corporation’s consolidated annual financial statements for fiscal year ended March 4, 2017 prepared in accordance with International Financial Reporting Standards (“IFRS”).

These unaudited condensed consolidated interim financial statements have been prepared based on accounting policies and methods of application consistent with those used in the preparation of the most recently prepared audited annual consolidated financial statements.

The unaudited condensed consolidated interim financial statements were authorised for issue by the Board of Directors on October 11, 2017.

b) Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make certain judgments, estimates and assumptions, which may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements. They may also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Changes to accounting estimates are recognized in the period in which the estimates are revised and in any future period affected.

THE JEAN COUTU GROUP (PJC) INC.

Notes to the unaudited condensed consolidated financial statements

For the periods ended September 2, 2017 and August 27, 2016

(Unaudited, tabular amounts are in millions of Canadian dollars, unless otherwise noted)

2. Basis of preparation (continued)

b) Use of estimates and judgments (continued)

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are the identification of components of property and equipment and investment property, the classification of property and equipment with a dual-use as well as determining whether the Corporation has control or not over franchised stores to whom financial support is provided.

Assumptions and estimation uncertainties that have a significant risk that could result in material adjustment within the next financial year are: impairment of property and equipment, investment property; intangible assets and goodwill; useful lives of property and equipment, investment property and banner development costs; allowances for credit losses and tax provisions; determination of tax rates used for measuring deferred taxes; assumptions underlying the actuarial determination of defined benefit pension obligations; fair value of financial instruments; guarantees and contingencies.

3. Other revenues

	13 weeks		26 weeks
	2017	2016	2017	2016
	$	$	$	$
Royalties	35.8	29.4	72.7	59.3
Rent	26.9	25.7	53.4	51.2
Sundry	16.2	14.3	31.9	28.8

	78.9	69.4	158.0	139.3

4. Cost of sales and general and operating expenses

	13 weeks		26 weeks
	2017	2016	2017	2016
	$	$	$	$
Wages, salaries and fringe benefits	30.3	28.7	64.2	59.6
Operating leases expenses	16.6	15.9	33.0	31.7
Other goods and services	24.5	23.1	53.6	54.3

General and operating expenses	71.4	67.7	150.8	145.6

No significant cost other than the cost of inventories is included in the cost of sales.

THE JEAN COUTU GROUP (PJC) INC.

Notes to the unaudited condensed consolidated financial statements

For the periods ended September 2, 2017 and August 27, 2016

(Unaudited, tabular amounts are in millions of Canadian dollars, unless otherwise noted)

5. Income taxes

For the 13- and 26-week periods ended September 2, 2017, the consolidated effective tax rates was 27.1% (25.4% and 26.3% for the 13- and 26-week periods ended August 27, 2016, respectively).

6. Profit per share

The calculation of profit per share and the reconciliation of the number of shares used to calculate the diluted profit per share are established as follows:

	13 weeks		26 weeks
	2017	2016	2017	2016
Net profit	$47.8	$51.5	$93.3	$100.5

Weighted average number of shares (in millions) used to compute basic profit per share	183.7	184.8	183.7	184.8

Basic profit per share, in dollars	$0.26	$0.28	$0.51	$0.54

Weighted average number of shares (in millions) used to compute diluted profit per share	183.7	184.8	183.7	184.8

Diluted profit per share, in dollars	$0.26	$0.28	$0.51	$0.54

For the 13- and 26-week periods ended September 2, 2017, 381,000 antidilutive share-based payments instruments have been excluded from the computation of diluted profit per share (188,000 were excluded for the 13- and 26-week periods ended August 27, 2016).

7. Capital stock

a) Shares issued

As at September 2, 2017, the total number of Class “A” subordinate voting shares issued was 80.3 million (80.2 million as at March 4, 2017) and the number of Class “B” shares was 103.5 million (103.5 million as at March 4, 2017) for a total of 183.8 million shares issued (183.7 million as at March 4, 2017).

b) Repurchase under the normal course issuer bid

On April 27, 2017, the Corporation announced its intention to repurchase for cancellation, if it is considered advisable, up to 4,004,000 of its outstanding Class “A” subordinate voting shares, representing approximately 5% of the current public float of such shares, over a 12-month period ending no later than May 8, 2018. The shares will be repurchased through the facilities of the Toronto Stock Exchange (the “TSX”) and in accordance with its requirements.

THE JEAN COUTU GROUP (PJC) INC.

Notes to the unaudited condensed consolidated financial statements

For the periods ended September 2, 2017 and August 27, 2016

(Unaudited, tabular amounts are in millions of Canadian dollars, unless otherwise noted)

7. Capital stock (continued)

b) Repurchase under the normal course issuer bid (continued)

On April 27, 2016, the Corporation announced its intention to repurchase for cancellation up to 4,063,000 of its outstanding Class “A” subordinate voting shares, representing approximately 5% of the current public float of such shares, over a 12-month period ending no later than May 8, 2017. During the term of this normal course issuer bid, 1,215,704 shares have been repurchased and cancelled through the facilities of the TSX and in accordance with its requirements.

For the 13- and 26-week periods ended September 2, 2017 and August 27, 2016, the Corporation did not repurchase any Class “A” subordinate voting shares.

8. Supplemental cash flow information

	13 weeks		26 weeks
	2017	2016	2017	2016
	$	$	$	$
Net change in non-cash asset and liability items
Change in trade and other receivables and prepaid expenses	(3.0)	19.5	(36.1)	8.0
Change in inventories	(10.4)	0.7	48.1	(27.3)
Change in trade and other payables	13.6	(18.2)	(29.5)	(2.2)
Change in other long-term assets	0.2	(0.2)	(0.1)	(0.8)
Change in other long-term liabilities	0.2	0.3	0.9	1.3

Net change in non-cash asset and liability items	0.6	2.1	(16.7)	(21.0)

Other information

	As at	As at
	September 2,	March 4,
	2017	2017
	$	$
Property and equipment, investment property and intangible assets acquired included in trade and other payables	1.4	4.2

THE JEAN COUTU GROUP (PJC) INC.

Notes to the unaudited condensed consolidated financial statements

For the periods ended September 2, 2017 and August 27, 2016

(Unaudited, tabular amounts are in millions of Canadian dollars, unless otherwise noted)

9. Segmented information

The Corporation has two reportable operating segments: franchising and generic drugs. Within the franchising segment, the Corporation carries on the franchising activity under the banners of PJC Jean Coutu, PJC Jean Coutu Santé and PJC Jean Coutu Santé Beauté, operates two distribution centres and coordinates several other services for the benefit of its franchisees. Within the generic drugs segment, the Corporation owns Pro Doc, a Canadian manufacturer of generic drugs, whose revenues come from the sale of generic drugs to wholesalers and pharmacists. Both reportable operating segments of the Corporation are in the Canadian geographic area.

	13 weeks		26 weeks
	2017	2016	2017	2016
	$	$	$	$
Revenues (1)
Franchising	742.3	700.2	1,491.3	1,423.5
Generic drugs	25.6	36.0	49.4	76.6
Intersegment sales	(23.6)	(35.0)	(46.0)	(75.3)

	744.3	701.2	1,494.7	1,424.8

Operating income before depreciation and amortization
Franchising	67.1	60.6	132.4	116.3
Generic drugs	7.5	17.9	13.7	39.2

	74.6	78.5	146.1	155.5

Depreciation and amortization
Franchising	9.9	9.9	19.8	19.9
Generic drugs	0.1	0.1	0.2	0.2

	10.0	10.0	20.0	20.1

Operating income
Franchising	57.2	50.7	112.6	96.4
Generic drugs	7.4	17.8	13.5	39.0

	64.6	68.5	126.1	135.4

Acquisition of property and equipment, investment property and intangible assets
Franchising	3.9	5.7	7.7	17.9
Generic drugs	0.1	—	0.1	0.1

	4.0	5.7	7.8	18.0

(1)	Revenues include sales and other revenues.

THE JEAN COUTU GROUP (PJC) INC.

Notes to the unaudited condensed consolidated financial statements

For the periods ended September 2, 2017 and August 27, 2016

(Unaudited, tabular amounts are in millions of Canadian dollars, unless otherwise noted)

10. Event after the reporting period

On October 2, 2017, METRO inc. (“METRO”) and the Corporation announced that they have entered into a definitive combination agreement pursuant to which METRO will acquire all of the outstanding Corporation Class “A” Subordinate Voting Shares and all of the outstanding Corporation Class “B” Shares for $24.50 per share, representing a total consideration of approximately $4.5 billion, subject to regulatory and Corporation shareholders’ approval. Under the terms of the transaction, Corporation shareholders will receive an aggregate consideration which will consist of 75% in cash and 25% in METRO common shares.

MANAGEMENT’S DISCUSSION AND ANALYSIS

1. GENERAL INFORMATION

Throughout this document, The Jean Coutu Group (PJC) Inc. and its subsidiaries, unless otherwise indicated, are referred to as “Corporation”, “Jean Coutu Group”, “we” or “our”. This management’s discussion and analysis (“MD&A”) provides the reader with a review and analysis, from the perspective of management, of the Corporation’s financial results for the second quarter of fiscal year 2018. This MD&A should be read in conjunction with the Corporation’s unaudited condensed consolidated financial statements for the second quarter of fiscal year 2018, its annual audited consolidated financial statements and its annual MD&A of fiscal year 2017.

The Jean Coutu Group is one of the most trusted names in Canadian pharmacy retailing. As at September 2, 2017, the Corporation operates a network of 419 franchised stores located in Québec, New Brunswick and Ontario under the banners of PJC Jean Coutu, PJC Jean Coutu Santé and PJC Jean Coutu Santé Beauté, which employs more than 20,000 people. Furthermore, the Jean Coutu Group owns Pro Doc Ltd (“Pro Doc”), a Québec-based subsidiary and manufacturer of generic drugs.

The Corporation’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), as set out in the Handbook of the Chartered Professional Accountants of Canada – Accounting Part 1, which incorporates the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Corporation’s fiscal year-end coincides with the Saturday which is the closest to February 29 or March 1st and usually includes 52 weeks, but can include a 53rd week every 5 or 6 years. Fiscal year ending March 3, 2018, will contain 52 weeks and fiscal year ended March 4, 2017, contained 53 weeks. Quarters ended September 2, 2017 (“Q2-2018”) and August 27, 2016 (“Q2-2017”) each contained 13 weeks.

Unless otherwise indicated, all amounts are in Canadian dollars.

2. DEFINITIONS

Segmented information

The Corporation has two reportable operating segments: franchising and generic drugs. Within the franchising segment, the Corporation carries on the franchising activity under the banners of PJC Jean Coutu, PJC Jean Coutu Santé and PJC Jean Coutu Santé Beauté, operates two distribution centers and coordinates several other services for the benefit of its franchisees. In the generic drugs segment, the Corporation owns Pro Doc, a Canadian manufacturer of generic drugs whose revenues come from the sale of generic drugs to wholesalers and pharmacists. Both reportable operating segments of the Corporation are in the Canadian geographic area.

Revenues – Franchising

Revenues consist of sales and other revenues derived from franchising activities. Merchandise sales to PJC franchisees, mostly through the Corporation’s distribution centers, account for the major part of the revenues. PJC franchised stores’ retail sales are not included in the Corporation’s revenues. However, any change in their retail sales directly affects the Corporation’s revenues since PJC franchisees purchase most of their inventory from its distribution centers.

Other revenues consist of royalties from franchisees based on a percentage of their retail sales, rental revenues, and revenues from certain services rendered to franchisees.

Revenues – Generic drugs

Revenues consist of generic drugs’ sale of the Pro Doc subsidiary.

3. QUARTERLY RESULTS

QUARTERLY AND YEAR TO DATE FINANCIAL INFORMATION – UNAUDITED

The following table presents selected financial information and operating results for the quarters and 26-week periods ended September 2, 2017 (Q2-2018) and August 27, 2016 (Q2-2017).

	13 weeks		26 weeks
(Unaudited, in millions of dollars except per share amounts)	2018	2017	2018	2017
	$	$	$	$
Sales	665.4	631.8	1,336.7	1,285.5
Other revenues	78.9	69.4	158.0	139.3

Revenues (1)	744.3	701.2	1,494.7	1,424.8

Gross profit	67.1	76.8	138.9	161.8

Operating income before amortization (“OIBA”)
Franchising	67.1	60.6	132.4	116.3
Generic drugs	7.5	17.9	13.7	39.2

	74.6	78.5	146.1	155.5
Financing revenues	1.0	0.5	1.8	1.0
Income tax expense	17.8	17.5	34.6	35.9

Net profit	47.8	51.5	93.3	100.5
Per share, basic and diluted	0.26	0.28	0.51	0.54

(1)	Revenues include sales and other revenues.

COMPARISON OF THE CONSOLIDATED QUARTERLY AND YEAR TO DATE RESULTS FOR THE PERIODS ENDED SEPTEMBER 2, 2017 (Q2-2018) AND AUGUST 27, 2016 (Q2-2017)

Readers are referred to the “Modifications decreed by competent authorities with respect to drug pricing and benefits authorized to a pharmacist” at the end of this section for details on the changes in drug pricing.

Revenues

Sales amounted to $665.4 million for the quarter ended September 2, 2017, compared with $631.8 million for the quarter ended August 27, 2016, a 5.3% increase. For the first half of fiscal year 2018, sales amounted to $1,336.7 million compared with $1,285.5 million for the same period of the previous fiscal year, a 4.0% increase. This increase is attributable to the overall market growth, despite the deflationary impact on revenues of the volume increase in prescriptions of generic drugs compared with brand name drugs as well as the price reductions of generic drugs.

Gross sales of Pro Doc drugs amounted to $54.7 million for the quarter ended September 2, 2017, compared with $49.4 million for the quarter ended August 27, 2016, an increase of 10.7%. For the first half of fiscal year 2018, gross sales of Pro Doc drugs amounted to $104.8 million compared with $100.9 million for the same period of the previous fiscal year, an increase of 3.9%.

Other revenues amounted to $78.9 million for the second quarter of fiscal year 2018 compared with $69.4 million for the second quarter of fiscal year 2017. For the first half of fiscal year 2018, other revenues amounted to $158.0 million compared with $139.3 million for the first half of fiscal year 2017, an increase of 13.4%. This increase is mainly due to the increase in royalty revenues.

Gross profit

For the second quarter of fiscal year 2018, gross profit amounted to $67.1 million compared with $76.8 million for the second quarter of the previous fiscal year, a decrease of 12.6%. For the quarter ended September 2, 2017, gross profit calculated as a percentage of sales was 10.1% compared with 12.2% for the same period of the previous fiscal year. This decrease is mainly due to the decrease of Pro Doc’s contribution.

For the first half of fiscal year 2018, gross profit calculated as a percentage of sales was 10.4% compared with 12.6% for the same period of the previous fiscal year.

OIBA – Consolidated

As a percentage of revenue, consolidated OIBA amounted to 10.0% for the second quarter of fiscal year 2018 compared with 11.2% for the same quarter of the previous fiscal year. As a percentage of revenue, consolidated OIBA amounted to 9.8% during the first half of fiscal year 2018 compared with 10.9% for the same period of the previous fiscal year. The variation in the OIBA as a percentage of revenues is explained, among other things, by the elements presented in the segmented analysis below.

OIBA – Franchising segment

OIBA for the franchising activities increased by $6.5 million to $67.1 million for the second quarter of fiscal year 2018 compared with $60.6 million for the second quarter of fiscal year 2017. A gain on the sale of property & equipment and investment property of $6.4 million was recorded during the second quarter of fiscal year 2017. OIBA before this gain on sale of property & equipment and investment property increased by $12.9 million compared with the same period of the previous year. This increase is mainly due to the increase in sales and royalty revenues as well as to the decrease in general and operating expenses such as labor and other expenses related to the transition to the Varennes location.

For the first half of fiscal year 2018, franchising segment OIBA increased by $16.1 million to $132.4 million, compared with $116.3 million for the same period of fiscal year 2017. For the first half of fiscal year 2017, a gain on the sale of property & equipment and investment property of $6.2 million was recorded. OIBA before this gain on sale of property & equipment and investment property increased by $22.3 million compared with the same period of the previous year. This increase is mainly attributable to the increase in sales and royalty revenues as well as to the decrease in general and operating expenses such as labor and other expenses related to the transition to the Varennes location.

OIBA – Generic drugs segment

Pro Doc’s contribution to the consolidated OIBA decreased by $10.4 million to $7.5 million for the second quarter of fiscal year 2018, compared with $17.9 million for the second quarter of fiscal year 2017. This decrease is mainly attributable to the removal of the ceiling on professional allowances allowed by the regulation on benefits authorized to a pharmacist since January 28, 2017. Pro Doc’s contribution to the consolidated OIBA, as a percentage of its gross sales, was 13.7% for the second quarter of the current fiscal year compared with 36.2% for the same period of the previous fiscal year.

For the first half of fiscal year 2018, the generic drug segment’s OIBA decreased by $25.5 million to $13.7 million, compared with $39.2 million for the same period of fiscal year 2017. This decrease is mainly attributable to the removal of the ceiling on professional allowances allowed by the regulation on benefits authorized to a pharmacist since January 28, 2017. Pro Doc’s contribution to the consolidated OIBA, as a percentage of its gross sales was 13.1% for the first half of fiscal year 2018 compared with 38.9% for the same period of the previous fiscal year.

Financing revenues

For the second quarter of fiscal year 2018, financing revenues amounted to $1.0 million compared with $0.5 million for the second quarter of fiscal year 2017. For the first half of fiscal year 2018, financing revenues amounted to $1.8 million compared with $1.0 million for the same period of the previous fiscal year.

Income tax

For the second quarter of fiscal year 2018, income tax expense amounted to $17.8 million, compared with $17.5 million for the second quarter of fiscal year 2017 which corresponds to effective income tax rates of 27.1% and 25.4%, respectively. The lower effective income tax rate for the comparable period is mainly attributable to the compensation of capital gains by the valorization of capital losses previously not recognized.

Income tax expense amounted to $34.6 million for the first half of fiscal year 2018, compared with $35.9 million for the same period of fiscal year 2017, which corresponds to effective income tax rates of 27.1% and 26.3%, respectively.

Net profit

Net profit for the quarter ended September 2, 2017 was $47.8 million ($0.26 per share) compared with $51.5 million ($0.28 per share) for the quarter ended August 27, 2016. This decrease is mainly due to the decrease of Pro Doc’s contribution to the net profit.

Net profit for the first half of fiscal year 2018 was $93.3 million ($0.51 per share) compared with $100.5 million ($0.54 per share) for the comparable period of fiscal year 2017.

SELECTED CONSOLIDATED QUARTERLY FINANCIAL INFORMATION – UNAUDITED

				Quarters
(Unaudited, in millions of dollars except per share amounts)	Q2-2018	Q1-2018	Q4-2017(1)	Q3-2017	Q2-2017	Q1-2017	Q4-2016(2)	Q3-2016
	$	$	$	$	$	$	$	$
Revenues
Franchising	742.3	749.0	788.8	763.4	700.2	723.3	705.7	748.0
Generic drugs	25.6	23.8	33.2	35.8	36.0	40.6	(37.0)	41.3
Intersegment sales	(23.6)	(22.4)	(32.6)	(35.5)	(35.0)	(40.3)	37.9	(40.1)

	744.3	750.4	789.4	763.7	701.2	723.6	706.6	749.2

Operating income before depreciation and amortization (“OIBA”)
Franchising	67.1	65.3	61.9	62.0	60.6	55.7	57.2	63.6
Generic drugs	7.5	6.2	13.9	17.9	17.9	21.3	(23.8)	22.3
Intersegment eliminations	—	—	—	—	—	—	46.2	1.1

	74.6	71.5	75.8	79.9	78.5	77.0	79.6	87.0

Net profit	47.8	45.5	47.8	51.2	51.5	49.0	51.5	57.8
Basic profit per share	0.26	0.25	0.26	0.28	0.28	0.27	0.28	0.31

(1)	Q4-2017 was a 14-week period.
(2)	For Q4-2016, the generic drugs segment and the intersegment eliminations varied following the implementation of a consignment contract between the generic drugs and the franchising segments.

The Corporation’s revenues for each comparable quarter have been increasing. This increase is due to the overall market growth despite the deflationary impact on revenues of the increase in proportion of prescriptions of generic drugs compared with the brand name drugs as well as of the price reductions of generic drugs.

Modifications decreed by competent authorities with respect to drug pricing and benefits authorised to a pharmacist

In April 2017, the reimbursement rate for 6 large volume generic prescription drugs was considerably reduced for all Canadian provinces. Furthermore, in May 2016, the reimbursement rate for another large volume generic prescription drug had been considerably reduced for Québec. These changes had a deflationary impact on the Corporation’s consolidated sales.

The Minister of Health and Social Services published on April 13, 2016, the regulation amending the benefits authorized to a pharmacist increasing the maximum professional allowances from 15% to 25% on April 28, 2016, from 25% to 30% on October 28, 2016 and to the removal of the ceiling since January 28, 2017 for a period of 2 years and 3 months. The removal of the ceiling on professional allowances allowed will reduce the profitability of the subsidiary Pro Doc.

These changes, as well as any new announcement that could be made, could have an adverse effect on the Corporation’s financial performance.

4. INFORMATION ON THE PJC NETWORK OF FRANCHISED STORES

Within the franchising segment, the Corporation carries on the franchising activity under the banners of PJC Jean Coutu, PJC Jean Coutu Santé and PJC Jean Coutu Santé Beauté, operates two distribution centers and coordinates several other services for the benefit of its franchisees. These services include centralized purchasing, distribution, marketing, training, human resources, management, operational consulting and information systems, as well as a private label program. The PJC franchisees manage their store and are responsible for merchandising and financing their inventory. They must supply their store from the Corporation’s distribution centers, subject to availability of ordered products. The PJC franchised stores’ financial results are not included in the Corporation’s consolidated financial statements.

Expansion of the PJC network of franchised stores

As at September 2, 2017, there were 419 stores in the PJC network, compared with 418 stores as at March 4, 2017, and 420 stores as at August 27, 2016. As at September 2, 2017, total selling square footage of the PJC network amounted to 3,305,000 square feet compared with 3,283,000 square feet as at March 4, 2017 and to 3,257,000 square feet as at August 27, 2016.

NETWORK PERFORMANCE

	13 weeks		26 weeks
(Unaudited)	Q2-2018	Q2-2017	2018	2017
Retail sales (in millions of dollars) (1)	$1,102.3	$1,058.6	$2,256.6	$2,137.5
Retail sales per square foot (in dollars) (2)	$1,337	$1,321
Retail sales per sector (in percentage)
Pharmacy, prescription drugs	63.3%	63.1%	64.0%	63.0%
Front-end, non-prescription drugs	8.5%	8.4%	8.5%	8.7%
Front-end, general merchandise	28.2%	28.5%	27.5%	28.3%
Retail sales growth (in percentage)
Total stores
Total	4.1%	2.4%	5.6%	2.0%
Pharmacy	4.6%	1.2%	7.3%	1.0%
Front-end (3)	3.7%	5.2%	2.8%	4.0%
Same store (4)
Total	4.0%	2.0%	5.5%	1.5%
Pharmacy	4.6%	0.8%	7.4%	0.7%
Front-end (3)	3.4%	4.5%	2.4%	3.4%
Prescriptions growth (in percentage)
Total stores	3.1%	4.0%	3.0%	4.0%
Same store (4)	3.1%	3.7%	3.1%	3.7%

(1)	Franchised outlets’ retail sales are not included in the Corporation’s consolidated financial statements.
(2)	The last 12-month store sales are divided by the weighted average square footage for this period.
(3)	The front-end sales exclude the sale of services included in the retail sales growth total.
(4)	Same store means a store which has been operated throughout the current fiscal year as well as the previous fiscal year.

For the second quarter of fiscal year 2018, on a same-store basis, PJC network retail sales grew by 4.0%, pharmacy sales increased by 4.6% and front-end sales increased by 3.4% compared with same quarter last year. Still for the second quarter of fiscal year 2018, sales of non-prescription drugs, which represented 8.5% of total retail sales, increased by 5.5% compared with an increase of 5.1% for the second quarter of previous fiscal year.

For the first half of fiscal year 2018, on a same-store basis, PJC network retail sales grew by 5.5%, pharmacy sales increased by 7.4% and front-end sales increased by 2.4% compared with the same period last year. For the first half of fiscal year 2018, sales of non-prescription drugs, which represented 8.5% of total retail sales, increased by 3.8% compared with an increase of 4.5% for the same period last year.

The proportion of generic drugs reached 72.0% of prescriptions during the second quarter of current fiscal year compared with 71.3% of prescriptions for the second quarter of previous fiscal year. The increase in the number of generic drugs prescriptions, with lower selling prices than brand name drugs, had a deflationary impact on the pharmacy’s retail sales.

For the second quarter of fiscal year 2018, the introduction of new generic drugs reduced pharmacy’s retail sales growth by 0.2% and the price reductions of generic drugs reduced retail sales by another 0.5%. Furthermore, the abolition of periodical withdrawals by the Ministry of Health and Social Services (“MHSS”) on April 12, 2017, increased the retail sales of the pharmaceutical section by 1.4% during the second quarter of fiscal year 2018.

5. LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

The Corporation’s cash flows are generated by i) merchandise sales and rental revenue from PJC franchised stores, ii) royalties paid by PJC franchisees and iii) rent from properties leased to third parties other than franchisees. These cash flows are used: i) to purchase products for resale and for payment of services, ii) to finance operating expenses, iii) for real estate investments, iv) to finance capital expenditures incurred to renovate and open stores, and to replace equipment, v) to repurchase shares and vi) for dividends payment. The Corporation has typically financed capital expenditures and working capital requirements through cash flows from operating activities.

SELECTED CONSOLIDATED INFORMATION ON LIQUIDITY

The following table presents selected information from the unaudited consolidated statements of cash flows for quarters ended September 2, 2017, and August 27, 2016.

	13 weeks		26 weeks
(In millions of dollars)	Q2-2018	Q2-2017	2018	2017
	$	$	$	$
Cash flow provided by operating activities	67.1	60.0	106.1	106.4
Cash flow related to investing activities	(2.2)	8.6	(8.8)	(12.0)
Cash flow related to financing activities	(23.9)	(22.2)	(45.9)	(45.2)

COMPARISON OF THE CONSOLIDATED INFORMATION ON LIQUIDITY FOR THE QUARTERS ENDED SEPTEMBER 2, 2017, AND AUGUST 27, 2016

Cash flow generated by operating activities

Cash generated by operating activities amounted to $67.1 million for the second quarter of fiscal year 2018 compared with $60.0 million for the second quarter of fiscal year 2017. This increase of $7.1 million is mainly due to the $6.6 million decrease of income tax paid.

Cash flow related to investing activities

Cash used by investing activities during the second quarter of fiscal year 2018 amounted to $2.2 million whereas $8.6 million were generated during the second quarter of fiscal year 2017. For the second quarter of fiscal year 2018, $3.6 million were used to acquire property and equipment and $1.9 million for intangible assets whereas for the second quarter of fiscal year 2017, $4.7 million were used to acquire property and equipment and $1.3 million were used to acquire intangible assets. During the second quarter of fiscal year 2017, $14.0 million had been generated by the sale of property and equipment.

Cash flow related to financing activities

For the second quarter of fiscal year 2018, cash used for financing activities amounted to $23.9 million compared with $22.2 million for the second quarter of fiscal year 2017. During the second quarter of fiscal year 2018, the Corporation paid a quarterly dividend of $0.13 per Class “A” Subordinate Voting Share and Class “B” share. These dividends amounted to $23.9 million (annualized dividend of $0.52 per share). During the second quarter of fiscal year 2017, the Corporation paid a quarterly dividend of $0.12 per Class “A” Subordinate Voting Share and Class “B” share. These dividends amounted to $22.2 million (annualized dividend of $0.48 per share).

LONG-TERM DEBT

As at September 2, 2017, the Corporation had access to an unsecured revolving credit facility maturing on November 10, 2021, in the amount of $250.0 million. As at September 2, 2017, this credit facility was unused.

Beside this revolving credit facility to finance its projects, the Corporation’s cash flow is provided by its operating activities. The Corporation does not expect any liquidity issues. As at September 2, 2017, its bank covenants were respected.

CAPITAL STOCK

Repurchase under the normal course issuer bid

On April 27, 2017, the Corporation announced its intention to repurchase for cancellation, if it is considered advisable, up to 4,004,000 of its outstanding Class “A” Subordinate Voting Shares, representing approximately 5% of the current public float of such shares, over a 12-month period ending no later than May 8, 2018. The shares will be repurchased through the facilities of the Toronto Stock Exchange (“TSX”) and in accordance with its requirements.

On April 27, 2016, the Corporation announced its intention to repurchase for cancellation up to 4,063,000 of its outstanding Class “A” Subordinate Voting Shares, representing approximately 5% of the current public float of such shares, over a 12-month period ending no later than May 8, 2017. For the duration of this repurchase under the normal course issuer bid program, 1,215,704 shares were repurchased and canceled through the facilities of the TSX and in accordance with its requirements.

For the quarters and 26-week periods ended September 2, 2017 and August 27, 2016, the Corporation did not repurchase any Class “A” Subordinate Voting Shares.

Stock options

For the quarters ended September 2, 2017 and August 27, 2016, no Class “A” Subordinate Voting Shares were issued following the exercise of stock option. For the 26-week period ended September 2, 2017, 109,357 Class “A” Subordinate Voting Shares were issued following the exercise of stock option whereas no shares were issued following the exercise of stock option for the 26-week period ended August 27, 2016.

Shares issued

As at September 2, 2017, the total number of Class “A” Subordinate Voting Shares issued was 80.3 million, and the number of Class “B” shares was 103.5 million, for a total of 183.8 million shares of the Corporation issued.

Combination of the Jean Coutu Group and METRO

On October 2, 2017, METRO inc. (“METRO”) and the Corporation announced that they have entered into a definitive combination agreement pursuant to which METRO will acquire all of the outstanding Corporation Class “A” Subordinate Voting Shares and all of the outstanding Corporation Class “B” Shares for $24.50 per share, representing a total consideration of approximately $4.5 billion, subject to regulatory and Corporation shareholders’ approval. For further details, readers are referred to the press release of October 2, 2017.

OPERATING LEASE OBLIGATIONS

The Corporation leases a substantial portion of its buildings using conventional operating leases. Generally, the Corporation’s real estate leases are for primary terms of 10 to 15 years with renewing options.

For further details, readers are referred to Note 25 of the Corporation’s consolidated financial statements for the fiscal year 2017.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

Readers are referred to the table of the Corporation’s main contractual cash obligations under its long-term debt, leases, services and capital assets commitments included in the Corporation’s annual MD&A of the fiscal year ended March 4, 2017.

6. FINANCIAL INSTRUMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

This section is subject to Section 12 (“Forward-Looking Statements Disclaimer”). The Corporation does not use any off-balance sheet arrangements that currently have, or are reasonably likely expected to have, a material effect on its financial condition, financial performance or cash flow. The Corporation uses operating leases for many of its properties.

In its normal course of business, the Corporation is exposed to a certain interest rates fluctuation risk due to its variable rates financial obligations. Depending on the surrounding markets in interest rate, the Corporation could, in the future, use derivative financial instruments or other tools to manage this risk.

Readers are referred to Note 28 of the Corporation’s consolidated financial statements for fiscal year 2017 for more information on other risks related to financial instruments to which the Corporation is exposed to.

Guarantees and buyback agreements

As at September 2, 2017, the Corporation had guaranteed the reimbursement of certain bank loans contracted by franchisees for a maximum amount of $0.9 million. Most of those guarantees apply to loans with a maturity of up to one year. These loans are also personally guaranteed by the franchisees.

The Corporation has also entered into commitments with financial institutions to buy back the equipment and inventories of some of its franchisees under certain conditions. As at September 2, 2017, financing related to the equipment and inventories buyback agreements were $64.4 million and $106.3 million respectively. Historically, the Corporation has not made any indemnification payments under such agreements and no amounts have been accrued with respect to these guarantees in its September 2, 2017, and March 4, 2017, consolidated financial statements.

Contingencies

In the normal course of its operating activities, the Corporation is involved in various claims and legal proceedings. Although the outcome of these proceedings cannot be determined with certainty, management estimates that any responsibility resulting from such contingencies are not likely to have a substantial negative impact on the Corporation’s consolidated financial statements. The Corporation limits its exposure to some risks of claims related to its activities by subscribing to insurance policies.

During fiscal year 2017, an application for authorization to institute a class action was served to the Corporation by Sopropharm, an association constituted under the professional syndicates act of which some of the Corporation’s franchised pharmacist owners are members. The purpose of this request is to obtain the authorization to exercise a class action under the form of a declaratory action seeking (i) the invalidation of certain contractual provisions of the standard franchise agreements of the Corporation, particularly the clause providing the payment by the franchise stores of royalties on the sale of medications; (ii) the restitution of certain payments; and (iii) the reduction of certain contractual obligations. The request also intends to grant the applicant the status of representative for the purpose of carrying the class action in the name of the group composed of pharmacist-owners who operate under the banners of the Corporation in Québec since July 15, 2013. No class action has been authorized at this stage. The Corporation intends to contest this recourse. However, due to the inherent uncertainties of litigation, it is not possible to predict the final outcome of the application or to determine the amount of any potential losses, if any. No provision for contingent loss has been recorded in the Corporation’s consolidated financial statements.

7. RELATED PARTY TRANSACTIONS

Franchising activities include transactions with franchised stores controlled by executives with significant influence on the Corporation or a close member of these executives’ family. The transactions between the Corporation and these enterprises are carried out in the normal course of business and are made under the same terms and conditions as those made with other franchisees.

As at September 2, 2017, Mr. Jean Coutu had the ultimate control of the Jean Coutu Group (PJC) Inc.

Readers are referred to Note 27 of the Corporation’s consolidated financial statements for fiscal year 2017 for additional information on related party transactions and for the detail on the key management personnel compensation.

8. CRITICAL ACCOUNTING ESTIMATES

This MD&A is based on the Corporation’s consolidated financial statement prepared according to IFRS. The preparation of the consolidated financial statements requires management to make certain judgments, estimates, and assumptions, which may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements. They may also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Changes to accounting estimates are recognized in the period in which the estimates are revised and in any future period affected.

Detailed information on these significant estimates is presented in section 10. “Critical accounting estimates” of the Corporation’s MD&A of fiscal year ended March 4, 2017. There were no significant changes in the critical accounting estimates since fiscal year 2017.

9. RISKS AND UNCERTAINTIES

The section “Risks and uncertainties” of the MD&A for fiscal year 2017 relates various risks the Corporation faces. Detail and description of those risks did not change since fiscal year 2017 except for the recent developments described below.

On June 10, 2016, the Québec National Assembly adopted the proposed Bill 81 An act to reduce the cost of certain medications covered by the basic prescription drug insurance plan by allowing calls for tender allowing the Minister of Health and Social Services to issue a call for tenders to add drugs to the Drugs List as well as, in relation to drugs having been the object of such a call for tenders, for the services of a wholesaler to supply the pharmacist owners. The regulation to determine the conditions and applicable mechanisms to any call for tenders was published in the “Gazette officielle du Québec” on April 5, 2017. This regulation has been in effect since April 20, 2017.

The Bill 92 entitled «An Act to extend the powers of the Régie de l’assurance maladie du Québec, regulate commercial practices relating to prescription drugs and protect access to voluntary termination of pregnancy services» is assented by the National Assembly of Quebec since December 7, 2016. Some of its provisions seek to constrict commercial practices of all stakeholders regarding the commercialization of medication to strengthen the professional independence of the pharmacist, the freedom of choice of the patient and encourage more competitive conditions on the market. Other provisions of the Bill requiring detailed billing for medication will come into force on September 15, 2017.

On April 12, 2017, the members of the “Association Québécoise des pharmaciens propriétaires” (“AQPP”) ratified an agreement in principle with the “MHSS”. Under this agreement, the government canceled the periodical withdrawals recorded and unpaid as of that date and ends the periodical withdrawals on pharmacists’ fees that were supposed to continue until 2019. Furthermore, the agreement stipulates that the government will introduce a modification to the regulation on the benefits authorized to a pharmacist that will restore to 15% the ceiling on professional allowances that may be paid by generic manufacturers to a pharmacist. This regulation modification will become in effect on October 19, 2017 and will put an end to the removal of the ceiling on professional allowances in effect since January 28, 2017.

On July 16, 2017, the Quebec Government and the Canadian Generic Pharmaceutical Association announced the conclusion of an Agreement in Principle by virtue of which the Quebec Government will reach targeted savings of $1.5 billion over a 5-year period. These savings will be achieved through additional price reductions and the launch of new generic drugs. This Agreement will allow the Quebec Government, during those five years, to prevent the application of the calls for tender process permitted by law. Details of the implementation of this Agreement are not public.

On October 5, 2017, Bill 148 entitled «An Act to regulate generic medication procurement by owner pharmacists and to amend various legislative provisions» was introduced to the National Assembly of Quebec. The bill provides that an owner may not, in a calendar year, procure generic medications entered on the list of medications from the same manufacturer in excess of 50% of the monetary value of all the generic medications purchased by the pharmacist during that year. The implementation date remains to be determined.

10. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in the Corporation’s internal control over financial reporting that have materially affected or are reasonably likely to have materially affected, the Corporation’s internal control over financial reporting during the second quarter of fiscal year 2018.

11. STRATEGIES AND OUTLOOK

This section is subject to Section 9 (“Risks and uncertainties”) and to Section 12 (“Forward-Looking Statements Disclaimer”).

With its operations and financial flexibility, the Corporation is very well positioned to capitalize on the growth in the drugstore retail industry. Demographic trends are expected to contribute to the growth in prescription drugs consumption and to the increased use of pharmaceuticals as the primary intervention in individual healthcare. Management believes that these trends will continue and that the Corporation will maintain its growth in revenues through differentiation and quality of offering and service levels to its network of franchised stores, with a focus on its real estate program and operating efficiency. The growth in the number of generic drugs prescriptions, with lower selling prices than the branded name drugs, would, however, have a deflationary impact on retail sales in pharmacy. Additional generic drugs price decreases will reduce the profitability of the subsidiary Pro Doc. The removal of the ceiling on professional allowances allowed will also reduce the profitability of Pro Doc until the reinstatement of the 15% ceiling when a new regulation comes into force as per the April 12, 2017 agreement between the “AQPP” and the “MHSS”.

12. FORWARD-LOOKING STATEMENTS DISCLAIMER

This MD&A contains forward-looking statements which involve risks and uncertainties, and which are based on the Corporation’s current expectations, estimates, projections and assumptions made by the Corporation in light of its experience and its perception of historical trends. All statements addressing expectations or projections about the future, including statements about the Corporation’s strategy for growth, costs, operating or financial results, are forward-looking statements. All statements other than statements of historical facts included in this MD&A, including statements regarding the prospects of the Corporation’s industry and the Corporation’s prospects, plans, financial position and business strategy may constitute forward-looking statements within the meaning of the Canadian securities legislation and regulations. Some of the forward-looking statements may be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “could”, “should”, “would”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. Although the Corporation believes the expectations reflected in these forward-looking statements are reasonable, it can give no assurance these expectations will prove to have been correct. These statements are not guarantees of future performance and involve a few risks, uncertainties, and assumptions. These statements do not reflect the potential impact of any nonrecurring items or of any mergers, acquisitions, dispositions, asset write-downs or other transactions or charges that may be announced or occur after the date hereof. While the list below of cautionary statements is not exhaustive, some important factors that could affect the Corporation’s future operating results, financial position and cash flows and could cause its actual results to differ materially from those expressed in these forward-looking statements are changes in the legislation or the regulatory environment as it relates to the sale of prescription drugs and the pharmacy exercise, the success of the Corporation’s business model, changes in laws and regulations, or in their interpretations, changes to tax regulations and accounting pronouncements, the cyclical and seasonal variations in the industry in which the Corporation operates, the intensity of competitive activity in the industry in which the Corporation operates, the supplier and brand reputations, the Corporation’s ability to attract and retain pharmacists, labour disruptions, including possibly strikes and labour protests, the accuracy of management’s assumptions and other factors that are beyond the Corporation’s control. These and other factors could cause the Corporation’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied in those forward-looking statements.

Forward-looking statements are provided for the purpose of assisting in understanding the Corporation’s financial position and results of operation and to present information about management’s current expectations and plans relating to the future. Investors and others are thus cautioned that such statements may not be appropriate for other purposes and they should not place undue reliance on them. For more information on the risks, uncertainties, and assumptions that would cause the Corporation’s actual results to differ from current expectations, please also refer to the Corporation’s public filings available at www.sedar.com and www.jeancoutu.com. In particular, further details and descriptions of these and other factors are disclosed in the Corporation’s Annual Information Form under “Risk Factors” and also in the “Critical accounting estimates”, “Risks and uncertainties” and “Strategies and outlook” sections of this MD&A. The forward-looking statements in this MD&A reflect the Corporation’s expectations as of the date hereof and are subject to change after such date. The Corporation expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by the applicable securities laws.

October 11, 2017